# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IRIDEX CORPORATION, CIK 0001006045
CUSIP: 462684101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1212 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 03/19/2025
Filed by CIK 0002097627
Persons authorized to receive notices and communications: Shih-Yao David Lin, Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86602089212838; Romeo Dizon, 1212 Terra Bella Avenue, Mountain View, California (CA), 94043, (650) 940-4700

## Reporting persons
- Novel Inspiration International Co., Ltd. (CIK 0002097627): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 5,351,483; shared voting power 0; sole dispositive power 5,351,483; shared dispositive power 0; aggregate amount beneficially owned 5,351,483 (24.1% of the class)
- Shih-Yao David Lin (CIK 0002098041): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: affiliate funds (AF); sole voting power 5,351,483; shared voting power 0; sole dispositive power 5,351,483; shared dispositive power 0; aggregate amount beneficially owned 5,351,483 (24.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: IRIDEX CORPORATION
Address of issuer's principal executive offices: 1212 Terra Bella Avenue, Mountain View, California (CA), 94043

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Novel Inspiration International Co., Ltd., a British Virgin Islands company ("Novel Inspiration"), and (ii) Shih-Yao David Lin ("Mr. Lin") (the foregoing persons are hereinafter referred to collectively as the "Reporting Persons"). Mr. Lin is the sole officer, director and stockholder of Novel Inspiration.
Residence or business address: The principal business address of Novel Inspiration and Mr. Lin is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.
Present principal occupation or employment: The principal business of Novel Inspiration is acting as an investment company. The principal occupation or employment of Mr. Lin is serving as Chief Executive Officer of Novel Inspiration.
Criminal convictions in the last five years: Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Novel Inspiration is incorporated in the British Virgin Islands. Mr. Lin is a citizen of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 19, 2025, IRIDEX Corporation, a Delaware corporation (the "Issuer"), entered into a Securities Purchase Agreement (the "Securities Agreement") and a Note Purchase Agreement (the "Note Purchase Agreement") with Novel Inspiration. Pursuant to the Securities Agreement and the Note Purchase Agreement, the Issuer issued (i) 600,000 shares of its Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") at $10.00 per share, which shares are convertible into 3,000,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), and (ii) a convertible promissory note in an aggregate principal amount of $4,000,000 (the "Note"). The Note is convertible into 400,000 shares of Series B Preferred Stock at the option of Novel Inspiration at an initial conversion price of $10.00 per share, subject to any adjustments set forth in the Note, and such shares are further convertible into 2,000,000 shares of Common Stock.

On July 1, 2025, the Issuer issued 137,333 shares of Common Stock to Novel Inspiration as a quarterly interest payment on the Note.

On October 1, 2025, the Issuer issued 97,610 shares of Common Stock to Novel Inspiration as a quarterly interest payment on the Note.

On January 2, 2026, the Issuer issued 116,540 shares of Common Stock to Novel Inspiration as a quarterly interest payment on the Note.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold shares of Series B Preferred Stock and the Note for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's board of directors (the "Board of Directors") and management, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the composition and selection of the Board and management team generally, and the potential for representation by the Reporting Persons on the Board of Directors. These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the Board of Directors, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Schedule 13D, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based on information included in the Form 10-Q filed by the Issuer for the quarter ended September 27, 2025, which reported that 17,189,981 shares of Common Stock were outstanding as of November 6, 2025.

As of the January 8, 2026 date of this filing, Novel Inspiration and Mr. Lin may be deemed to collectively beneficially own (i) 600,000 shares of Series B Preferred Stock, which is currently convertible into 3,000,000 shares of Common Stock at Novel Inspiration's option, (ii) a Convertible Promissory Note convertible into 400,000 shares of Series B Preferred Stock, which is currently convertible into 2,000,000 shares of Common Stock at Novel Inspiration's option, and (iii) 351,483 shares of Common Stock issued as interest payments on the Note, or approximately 24.1% of the outstanding Common Stock of the Issuer.

This aggregate percentage of shares of Common Stock reported does not include the shares of Common Stock that will be issuable to Novel Inspiration in the future in partial payment of interest on the Note. The Note will bear interest at a rate of 12% per annum, and the interest on the Note will be payable quarterly on the first business day of each calendar quarter, beginning on July 1, 2025, in a number of shares of Common Stock equal to (i) the accrued and unpaid interest due on the applicable interest payment date divided by (ii) the greater of (a) the average closing price of the Common Stock for each trading day after the Closing Date (as defined in the Note Purchase Agreement) in the calendar quarter immediately preceding such interest payment and (b) $0.21.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares reported herein as owned by each such Reporting Person.

(i) Sole power to vote or direct the vote: See Row 7 of the cover page for each Reporting Person.

(ii) Shared power to vote or direct the vote: See Row 8 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition: See Row 9 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Row 10 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Concurrently with the purchase of the shares of Series B Preferred Stock and the Note, the Issuer also entered into an Investor Rights Agreement with Novel Inspiration, pursuant to which the Issuer has agreed to, among other matters, grant Novel Inspiration certain rights, including: (i) registration rights and indemnification obligations related thereto, (ii) subject to certain restrictions (including satisfying certain beneficial ownership thresholds), the right to appoint and maintain two individuals to the Board of Directors, and (iii) the right to approve certain corporate actions of the Issuer.

The rights of the Series B Preferred Stock issued pursuant to the Securities Agreement and issuable upon conversion of the Note are set forth in Exhibit A to the Amended and Restated Certificate of Incorporation of the Issuer filed with the Delaware Secretary of State on June 11, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement.

Exhibit 99.2 Securities Purchase Agreement, dated March 19, 2025, by and between the Issuer and Novel Inspiration (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on March 20, 2025).

Exhibit 99.3 Note Purchase Agreement, dated March 19, 2025, by and between the Issuer and Novel Inspiration (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on March 20, 2025).

Exhibit 99.4 Convertible Promissory Note, dated March 19, 2025, by and between the the Issuer and Novel Inspiration (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on March 20, 2025).

Exhibit 99.5 Investor Rights Agreement, dated March 19, 2025, by and between the Issuer and Novel Inspiration (the "Investor Rights Agreement") (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on March 20, 2025).

Exhibit 99.6 Amendment No. 1 to the Investor Rights Agreement, dated May 20, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on May 22, 2025).

Exhibit 99.7 Amended and Restated Certificate of Incorporation filed on June 11 2025 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on June 13, 2025).

## Signatures
- Novel Inspiration International Co., Ltd.: /s/ Shih-Yao David Lin, Shih-Yao David Lin, Chief Executive Officer (01/08/2026)
- Shih-Yao David Lin: /s/ Shih-Yao David Lin, Shih-Yao David Lin (01/08/2026)